[PENHALL INTERNATIONAL LETTERHEAD]

June 16, 2005

By EDGAR and Facsimile

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0510
Attention: Rufus Decker, Accounting Branch Chief

Re:                               Penhall International Corp. (the “Company”)
Form 10-K/A for the fiscal year ended June 30, 2004
Form 10-Q for the period ended December 31, 2004
File No. 333-64745

Dear Mr. Decker:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 22, 2005 (the “Comment Letter”) with respect to the Form 10-K/A filed by the Company on December 20, 2004 and the Form 10-Q filed by the Company on February 14, 2005. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.  For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

FORM 10-K/A FOR THE FISCAL YEAR ENDED JUNE 30, 2004

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.  These revisions should be included in your future filings.

Response to Comment 1.

The Company’s acknowledges the staff’s comment.

Selected Financial Data, pages 11 - 12

2.                                       We note your presentation of the non-GAAP measure Adjusted EBITDA and Adjusted EBITDA Margin.  Your current disclosures do not comply with Item 10(e) of Regulation S-K.  In this regard, please expand your statement explaining you believe these non-GAAP measures provide useful information regarding your ability to incur and/or service debt.  Also, since your presentation of Adjusted EBITDA appears related to your loan covenants, please expand your discussion with respect to those loan covenants.  See Question 10 of the FAQ and expand your disclosures to encompass the disclosures required by the 1st and 3rd bullet points.

Response to Comment 2.

Below is the modified Footnote (1) to Selected Financial Data which expands the discussion related to our use of the non-GAAP measure Adjusted EBITDA.  We will modify in future filings the calculation of Adjusted EBITDA which previously excluded certain charges.  We have also modified our discussion related to covenants in our New Credit Agreement and limitations of the Indenture agreement.  These will be included in Management’s Discussion and Analysis under Liquidity and Capital Resources.

In our Annual Report of Form 10-K for the year ended June 30, 2005, and in future filings we will include disclosure in substantially the form below:

Footnote (1) to Selected Financial Data

(1)   Adjusted EBITDA is a supplemental non generally accepted accounting principle (“GAAP”) financial measure.  Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization, adjusted to exclude goodwill impairment because we believe this to be a non-recurring charge in 2004.  Management has presented Adjusted EBITDA because it is used as a measure in the terms of The Credit agreement and in the Indenture agreement (see Management’s Discussion and Analysis).  Management has also presented Adjusted EBITDA because we believe it is a meaningful measure and represents an alternate view of our operating performance and allows our management and our investors to readily view operating trends and analyze the Company’s ability to incur and/or service debt. Since Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net loss or cash flows from operations as an indicator of operating performance or as a measure of profitability or liquidity.  Adjusted EBITDA, as the Company calculates it, may not be comparable to similarly titled measures employed by other companies.  In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash needs.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

The provisions of The New Credit include a lock-box agreement that allows the lender, in its reasonable credit judgment, to assess additional reserves against the borrowing base calculation.  Accordingly, borrowings under the agreement are classified as current.  Borrowings under The New Credit are also subject to certain key financial covenants:

•                  Maintain a minimum interest coverage ratio (EBITDA (as defined) divided by interest expense) of at least 1.25.  At March 31, 2005, the actual ratio was 1.70.

•                  Maintain a maximum leverage ratio (debt senior to the senior notes divided by EBITDA (as defined)) of less than 2.30.  At March 31, 2005, the actual ratio was 1.01.

•                  The Company is limited to $1.75 million of capital expenditures annually for parts and property.  This includes any fixed assets (other than equipment), parts, tools, supplies or improvements that have a useful life greater than one year.  At March 31, 2005, the Company had spent $244,000 for parts and property.

•                  The Company is required to maintain a dollar utilization rate above 48% over the prior 4 quarters.  Dollar utilization is total revenue for equipment divided by total standard available revenue during the period.   At March 31, 2005, the Company’s dollar utilization was 64.2%.

At March 31, 2005, the Company was in compliance with all covenants.  There are no anticipated trends that we are aware of that would indicate non-compliance with such covenants, however, significant deterioration in our financial performance could impact our ability to comply with such covenants.

In our Annual Report of Form 10-K for the period ended June 30, 2005, and in future filings we will include disclosure in substantially the form below:

Senior Notes

On August 4, 1998 the Company issued $100,000,000 of Senior Notes guaranteed by the wholly-owned subsidiaries of Penhall International Corp. Interest at 12% is payable semiannually in arrears beginning February 1, 1999; all unpaid principal and interest is due August 1, 2006. In addition, the Senior Notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after August 1, 2003, at certain redemption rates ranging from 106% to 102%. The Company’s Indenture dated as of August 1, 1998 (the “Indenture”) with United States Trust Company, as Trustee (the “Trustee”), contains certain financial and non-financial limitations.  Some of these limitations are based upon the Company’s EBITDA (as defined), including the calculation of the Consolidated Fixed Charge Coverage Ratio (as defined).

From August 1, 2002 through October 25, 2002, the Company repurchased capital stock of the Company from four former employees for aggregate consideration of $35,000.  The Indenture permits repurchases of capital stock from former employees in annual amounts up to $1,000,000 and up to $5,000,000 in aggregate over the life of the Indenture; provided that, at the time of any such repurchase, the Company must be able to incur additional indebtedness under the Indenture’s Consolidated Fixed Charge Coverage Ratio.  At the time of the repurchases described above, the Company was not able to incur additional indebtedness under the Indenture’s Consolidated Fixed Charge Coverage Ratio, and accordingly such repurchases were not permitted by the Indenture.  The Company has informed the Trustee of such repurchases.  In the event that the Company receives, in accordance with the Indenture, written notice of such default from either the Trustee or Holders of at least 25% of the outstanding principal amount of the Notes, the Company has thirty days to remedy the matter and will seek either to cure such default or to obtain a waiver of such default in accordance with the Indenture.  Neither the Trustee nor any of the Note Holders have indicated their intent to notify the Company of default and the Company does not believe that written notice of such default will be forthcoming.

The Company anticipates extending or refinancing this obligation.  No assurance can be given that such financing will be available to the Company or, if available, that it may be obtained on terms and conditions that are satisfactory to the Company.

Management’s Discussion and Analysis

Goodwill, page 15

3.                                       Expand your discussion of your reporting units and give more specific information with respect to the reporting unit relating to the remaining goodwill such as profitability trends and whether impairment is likely in the near term.

Response to Comment 3.

In our Annual Report of Form 10-K for the year ended June 30, 2005, and in future filings we will modify our critical accounting policy in substantially the form below:

Goodwill

We use estimates in order to determine if goodwill has been impaired. An impairment loss may be recognized if the carrying amount of a reporting unit’s net book value exceeds the estimated fair value of the reporting unit.   As of June 30, 2005, goodwill is assigned to five reporting units derived from individual acquisitions.  We arrive at the estimated fair value of a reporting unit using a discounted cash flow approach.  We will perform our valuation analysis at least annually or sooner if an event occurs or circumstances change that would indicate the carrying amount of goodwill may be impaired. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods. The Company evaluates goodwill for impairment at June 30 of each year.

Factors we consider important which could trigger an impairment review include:

•                  Significant underperformance relative to expected historical or projected future operating results;

•                  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•                  Significant negative industry or economic trends;

•                  Unanticipated competition; and

•                  EBITDA relative to net book value

We allocated goodwill to the reporting units that benefited from the related acquisitions.  As of June 30, 2005, $6.0 million of the remaining goodwill of $6.4 million resides in one reporting unit in which profit levels have been sustained over time since the acquisition. We expect such profit levels to continue prospectively, however, if profit levels were to deteriorate the reporting units’ goodwill could become impaired.

Contractual Obligations, page 17

4.                                       Please consider revising your table of contractual cash obligations to include the following:

•                                          Estimated interest payments on your debt; and

•                                          Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.  See Regulation S-K, Item 303(a)(5) for guidance.

Response to Comment 4.

The Company does not have pension or post retirement obligations and accordingly, has no planned funding of pension or other postretirement benefit obligations.  Below, we have modified the contractual obligations table as presented in our Annual Report, Form 10-K/A for the year ended June 30, 2004 to include interest expense.

In future filings we will include disclosure in substantially the form below:

Contractual Obligations

The following is a summary of the Company’s contractual obligations as of June 30, 2004:

	Fiscal Year Ending June 30,
	2005	2006	2007	2008	2009	Thereafter	Total
Operating lease obligations	$2,752,000	$2,559,000	$2,215,000	$1,985,000	$1,883,000	$21,321,000	$32,715,000
Long-term debt, including interest		887,000	113,000				1,000,000
Senior notes, including interest	12,000,000	12,000,000	101,000,000	—	—	—	125,000,000
Senior exchangeable preferred stock	—	—	24,420,000	—	—	—	24,420,000
Series A Preferred stock	—	—	—	33,587,000	—	—	33,587,000

Liquidity and Capital Resources, page 17 - 19

5.                                       Liquidity generally should be discussed on both a long-term and short-term basis.  Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis.  See Regulation S-K, Item 303(a)(1).

Response to Comment 5.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

Regarding short term liquidity:

We believe that our current cash and cash equivalents, cash generated from operations, and the amount available under our existing credit facility will be sufficient to meet our expected working capital needs, capital expenditures, financial commitments and other liquidity requirements associated with our existing operations through the next 12 months.

Regarding long-term liquidity:

As of March 31, 2005, the Company has the following obligations subject to redemption or maturity in fiscal 2007 and 2008:

	Due date	Balance at March 31, 2005
Senior Notes	08/01/06	$100,000,000
Senior Exchangeable Preferred Stock	02/01/07	$20,126,000
Preferred Series A	08/01/07	$24,787,000

The accretion of preferred stock will increase the total obligation through the dates of redemption.    The Company is exploring various strategies to extend the maturity of its existing senior notes.  Such strategies could take the form of a bank financing or capital markets transaction. No assurance can be given that such financing will be available to the Company or, if available that it may be obtained on terms and conditions that are satisfactory to the Company.

As long as the uncertainty associated with the resolution of these obligations remains, the Company could be subject to adverse consequences including:

•                  Making it more difficult to obtain surety support;

•                  Increasing our vulnerability to general adverse economic and industry conditions;

•                  Limiting our ability to extend or replace the Company’s existing credit facility;

•                  Limiting our ability to extend or replace the Company’s existing Senior Notes:

•                  Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

6.                                       We note you received $11.3 million from the sale and leaseback of 11 sites in 2003.  If you own other properties that you could sell and lease back, please disclose these as possible sources of liquidity.  If not, include disclosure regarding the lack of additional properties that could be used to generate additional liquidity through sale/leaseback transactions.  See Regulation S-K, Item 303(a)(1).

Response to Comment 6.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

Cash Flows from Investing Activities. Net cash used in investing activities totaled $8.8 million for Interim 2005 compared to $9.1 million of net cash provided by investing activities during Interim 2004, a change of $17.9 million. In Interim 2005 proceeds from the sale of assets totaled $0.4 million were offset by capital expenditures of $9.2 million.  In Interim 2004, combined proceeds of $13.1 million from a sale-leaseback of all of the Company’s owned properties, the sale of one of our three FCC licenses and the proceeds from the sales of assets were offset by capital expenditures of $4.0 million.  As all of our owned properties were subject to the sale-leaseback transaction during Interim 2004 and we don’t expect to generate additional liquidity through sale-leaseback transactions.

7.                                       As discussed in comment 2, we believe you should expand your disclosure with respect to your loan covenants.  In this regard, disclose in MD&A information on your material covenants and any trends indicating potential compliance or noncompliance with those covenants.

Response to Comment 7.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

The provisions of The New Credit include a lock-box agreement that allows the lender, in its reasonable credit judgment, to assess additional reserves against the borrowing base calculation.  Accordingly, borrowings under the agreement are classified as current.  Borrowings under The New Credit are also subject to certain key financial covenants:

•                  Maintain a minimum interest coverage ratio (adjusted EBITDA divided by interest expense) of at least 1.25.  At March 31, 2005, the actual ratio was 1.70.

•                  Maintain a maximum leverage ratio (debt senior to the senior notes divided by adjusted EBITDA) of less than 2.30.  At March 31, 2005, the actual ratio was 1.01.

•                  The Company is limited to $1.75 million of capital expenditures annually for parts and property.  This includes any fixed assets (other than equipment), parts, tools, supplies or improvements that have a useful life greater than one year.  At March 31, 2005, the Company had spent $244,000 for parts and property.

•                  The Company is required to maintain a dollar utilization rate above 48% over the prior 4 quarters.  Dollar utilization is total revenue for equipment divided by total standard available revenue during the period.   At March 31, 2005, the Company’s dollar utilization was 64.2%.

At March 31, 2005, the Company was in compliance with all covenants.  There are no anticipated trends that we are aware of that would indicate non-compliance with such covenants, however, significant deterioration in our financial performance could impact our ability to comply with such covenants.

8.                                       When discussing your cash provided by operating activities, you should explain why there were material changes in your working capital items.  Your current disclosure simply states that your working capital items have increased or decreased.

Response to Comment 8.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

Cash Flows from Operating Activities. Net cash provided by operating activities decreased by $1.9 million, to $6.7 million in Interim 2005 compared to $8.6 million of net cash provided by operating activities during Interim 2004. The decrease in net cash provided by operating activities was primarily due to Federal tax refunds received during Interim 2004 totaling $2.5 million which are partially offset by the reduction in accounts receivable during Interim 2005 which provided $3.7 million in cash compared to $1.4 million in cash provided by the change in accounts receivable during Interim 2004.  Cash provided by the reduction in accounts receivable is due primarily to several large projects that were billed as of June 2004 and collected during interim 2005.  Billings in excess of costs and estimated earnings on uncompleted contracts used $0.6 million in net cash during Interim 2005 compared to $0.3 million in net cash provided during Interim 2004.  The change of $0.9 million is attributable to multiple projects and primarily the result of milestone billing arrangements with our customers.  Prepaid expenses and other current assets provided $1.2 million in cash during Interim 2005 compared to $2.2 million in Interim 2004.  This decrease is primarily related to the timing of the Company’s insurance premium payments.  Trade accounts payable used $1.2 million in cash during Interim 2005 compared to $3.5 million in cash in Interim 2004.  This change was primarily due to the type of contract work being performed at June 2003 which had higher levels of subcontract and materials elements than the contract work at June 2004.  Accrued liabilities used $2.9 million in cash during Interim 2005 compared to $0.9 million in Interim 2004.  This change is due to timing of payroll and related tax payments in addition to timing of insurance payments resulting from a change in the Company’s insurance year which was effective July 2004.

9.                                       We note in the last paragraph of the liquidity section that your inability to obtain surety bonds in the future would significantly impact your ability to obtain new contracts.  Please describe and quantify the impact if you were to lose the ability to obtain surety bonds in the future.  In this regard, disclose what percentage of current contracts involves surety bonds.

Response to Comment 9.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure Managements Discussion and Analysis, Liquidity and Capital Resources in substantially the form below:

In connection with our business, the Company is often required to provide surety bonds that provide an additional measure of security for our performance under certain contracts. Our ability to obtain surety bonds depends upon our capitalization, working capital, past performance, management expertise and external factors, including the capacity of the overall surety market. Surety companies consider such factors in light of the amount of our backlog that we have currently bonded and their current underwriting standards, which may change from time to time. In the last few years we have seen a steady decrease in the capacity of the surety market, driven primarily by substantial increases in surety industry losses and consolidation in the surety market through acquisition. Due to the Company’s operating results for the past three years and the shrinking capacity of the surety market, the Company has seen higher premiums and increased difficulty obtaining bonding, in particular for larger and long-term projects.  In order to provide more flexibility and additional capacity to our surety program, we have retained a second surety.  As of March 31, 2005, approximately 26% of the Company’s backlog is bonded.  The Company’s inability to obtain surety bonds in the future would significantly impact our ability to obtain new contracts, which could have a material adverse effect on our business.

Financial Statements

Statements of Cash Flows, page 26

10.                                 We note that you combine a number of items within changes in operating assets and liabilities, net of effects of acquisitions.  If any single change is material, please show it separately in your statements of cash flows.  See SFAS 95, paragraph 29.

Response to Comment 10.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we have reflected all material changes in operating assets and liabilities on a gross basis in our statement of cash flows and will continue to do so in future filings.

11.                                 Supplementally clarify the nature of “book overdraft” and where this item is presented in your balance sheet.  Address the appropriateness of including this item as a financing item rather than an operating item.

Response to Comment 11.

The Company’s “book overdraft” occurs when checks written and released exceed available bank balances.  The Company reclasses the amount that exceeds available cash and includes this amount in the accounts payable balance on the balance sheet.  As of June 30, 2004 and 2003, the amount of the overdraft was $0 and $514,000, respectively.  FASB Statement 95, “Statement of Cash Flows”, does not make specific reference to the cash flow classification of overdrafts.  The statement is clear that outside sources of cash in the form of borrowed amounts are to be classified as a financing activity.  Because cash is not on-hand to fund an overdraft balance, an outside source, a financing, is needed.  This view was supported in a speech delivered to the 23rd Annual National Conference on Current SEC Developments in 1996, when Christine Q. Davine, Associate Chief Accountant, Division of Corporation Finance of the SEC noted, “…registrants are reminded to evaluate the criteria in SFAS 95 for classifying each cash receipt and payment in the appropriate category…Cash overdrafts should be reported as financing activities.”

Also, we believe presenting the book overdraft as a financing activity is supported by AICPA Technical Practice Aids 1300.15: “Presentation of Cash Overdraft on Statement of Cash Flows” .15 Presentation of Cash Overdraft on Statement of Cash Flows, which states:

Inquiry:  A company has accounts at three separate banks. One of the bank accounts is in an overdraft position at year end, thus it is shown as a liability on the balance sheet. Does the company show as cash and cash equivalents on the statement of cash flows only the two accounts with the positive balances or does it show the net cash (the three accounts combined) at the end of the year as its cash and cash equivalents?

Reply:  The amount that will be shown on the statement of cash flows is the two accounts with the positive balances. Per FASB Statement No. 95, “Statement of Cash Flows”, Paragraph 7 (AC C25.105), “The total amounts of cash and cash equivalents at the beginning and end of the period shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position . .. .” The net change in overdrafts during the period is a financing activity.”

Note 1 — Summary of Significant Accounting Policies — Inventories, page 28

12.                                 Expand your disclosure to clarify what you mean by “expensed based on usage”.  What is the useful life of the diamond cutting blades?  Do you amortize their cost over their useful life?  If not, why not.

Response to Comment 12.

The diamond cutting blades have a useful life that diminishes through use, not necessarily over time.  The useful life ranges from a day to over a year depending on the type of work, type of materials that are cut, and experience of the operator.  Accordingly, we expense the cost of the diamond cutting blades based upon actual use, which is physically observed on a periodic basis (at least quarterly).

In our future filings we will include disclosure in substantially the form below:

INVENTORIES

Inventories, which consist primarily of diamond cutting blades and fuel, are stated at cost.  Diamond cutting blades are utilized in the performance of many of the Company’s specialty services including cutting, coring, grinding and grooving concrete and are expensed based on periodic measurement of the wear of the blades.

Note 1 — Summary of Significant Accounting Policies — Impairment of Long-Lived Assets, page 29

13.                                 It would appear to us that the continued decline in the market conditions within your industry would require you to test your long-lived assets for recoverability in accordance with paragraph 8 of SFAS 144.  Expand your disclosures to clarify whether you performed such a test.  If not, expand your discussion within your critical accounting policies to address why you do not believe such a test was necessary.

Response to Comment 13.

In our future filings we will include disclosure in substantially the form below:

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Effective July 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  During the years ended June 30, 2002, 2003 and 2004, the Company performed impairment tests and determined that there was no impairment of long-lived assets.  Market conditions could potentially impact valuation of long-lived assets.  In markets where adverse market conditions exist, or where the Company has under-utilized assets, the Company will consider reallocation of long-lived assets to markets where those assets will produce cash flow.  The Company performs quarterly reviews of the utilization of our equipment and relocates this equipment based on need.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Note 1 — Summary of Significant Accounting Policies — Segment Information, page 30

14.           You indicate that your only line of business is the rental of operator assisted equipment for use in infrastructure projects.  We note however, that you serve customers in the industrial, construction, governmental and residential markets and that you have identified certain reporting units for the purposes of applying the goodwill impairment tests of SFAS 142.  In light of the definition set forth in paragraph 10 of SFAS 131, address how you have complied with the disclosure requirements set forth in paragraph 16 of SFAS 131.  Provide us a representative copy of the financial reports prepared for and regularly reviewed by your chief operating decision maker (CODM).

Response to Comment 14.

The Company is organized into 44 divisions which under SFAS 142 are considered reporting units.  These divisions “constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component”.  However, these reporting units have been aggregated into one reportable segment in accordance with paragraph 17 of SFAS 131 which states:

“…Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:”

a.                                       the nature of the products and services

b.                                      the nature of the production processes

c.                                       the types or class of customer for their products and services

d.                                      the methods used to distribute their products or provide their services

e.                                       if applicable, the nature of the regulatory environment

Penhall, through its operated equipment rental fleet and skilled operators, serves its customer base in a wide variety of infrastructure projects.  These services are provided on:

i.                                          an hourly rental basis,

ii.                                       under a fixed price agreement, or

iii.                                    through a contract based upon performance tied to plans and specifications.

Under a-d above (e. is not applicable as we do not perform work in a regulatory environment), the Company only has one business, operated equipment, which is contracted or provided to customers in one of the three aforementioned ways.  As such, management has determined that our 44 divisions qualify for aggregation under paragraph 17 of SFAS 131.  The nature of the services provided by these divisions, the long-term economic characteristics, the processes used, the types of customers, and the methods used to distribute the process are all similar thereby supporting aggregation.

Additionally, although the 44 divisions are grouped into 6 regional areas, these grouping are not necessarily homogeneous by geographical region, product, or customer.  These regions have been cobbled together based more on the resource availability and capability of regional managers.   The Company provides discrete financial information in a number of ways, including by region, by division, within division separated into Service work (hourly and quote) and Contract work (plans and specifications).  Monthly, the Company produces a variety of profit and loss statements.  Further, the various types of equipment are segregated into a finite number of lines of equipment (“LOE”).   The Company produces reports which track profitability in the aggregate and at the divisional level by LOE and by Contract versus Service work.  Many of these reports are prepared across divisions and regions. The discrete financial information provided on a monthly basis, while useful to the management of the various division and regional managers and a tool for the CODM, it is far too extensive and detailed for the CODM to manage the business.  The most beneficial and useful information to the CODM, management, and users of the financials is the one segment information provided.  We have additionally reviewed the diagram in paragraph 127 of SFAS 131 which supports our conclusion that aggregation is appropriate.

We have included a sample of the reports used by the CODM under separate cover.

Note 4 — Goodwill Impairment, page 32

15.                                 We have the following comments regarding the goodwill impairment charges you recorded during fiscal year 2004.

•                                          Identify your reporting units and tell us how you determined your reporting units in accordance with paragraph 30 of SFAS 142.

•                                          Tell us supplementally and expand your critical accounting policy to address how you assigned goodwill to your reporting units.  Refer to paragraphs 34 and 35 of SFAS 142.

•                                          Clarify whether you evaluated the recoverability of goodwill for each of your reporting units.  If not, address why not.  In this regard, we note that substantially all of your remaining goodwill resides in one reporting unit.  Identify the reporting unit and clarify why the continued decline in market conditions did not cause an impairment of this goodwill.

•                                          We note that for your annual impairment test you assigned a value to assembled workforce to determine the remaining fair value of goodwill.  Tell us how much was assigned to assembled workforce and why you believe your allocation to assembled workforce is appropriate given the guidance in paragraph 21 of SFAS 142 and paragraphs 35-38 of SFAS 141.

•                                          Clarify whether you assigned a value to assembled workforce when you determined the remaining fair value for goodwill.  If so, address our comment in the above bullet.

Response to Comment 15.

As included in the response to question 14, with regards to SFAS 142 and the identification of reporting units, the Company has determined that the Company’s reporting units are equal to its SFAS 131 operating segments.  There are no reporting units at a level lower than the divisions (operating segments). The divisions that were acquired, which created the goodwill have been assigned that goodwill.  We believe those divisions have benefited from the assets acquired given the nature of our business.  The Company currently has $6.4 million in total goodwill which is allocated to 5 of the 44 divisions.

On an annual basis, the Company evaluates the recoverability of goodwill in each of the related reporting units and had done so as of June 30, 2003 and 2004.  While the majority of the goodwill, almost $6.0 million, resides in one reporting unit, we note that the continued decline in market conditions have not been so dramatic as to cause impairment in this reporting unit.  Our expectations for this reporting unit do not indicate that impairment is likely.

With regard to your comments on assembled workforce:

According to SFAS 141 paragraph 39, an assembled and trained workforce is an exception to the recognition criterion and should not be valued separately as an intangible asset apart from goodwill.  For the purposes of our Step 2 impairment analysis at June 30, 2004, a value was estimated in order to reconcile the estimated return of the acquired assets with the contributory rates of return for each identified tangible and intangible asset.  For the purpose of this reconciliation, the value assigned to the assembled workforce was calculated utilizing the cost approach and was estimated at $300,000.

We did not include the estimated value of the assembled workforce when we determined the remaining fair market value of goodwill related to the impaired reporting unit and did not assign any fair value to assembled workforce-intangible asset.  Accordingly, we will remove the reference to assembled workforce from the goodwill impairment note 4 to the financial statements in 2005 and subsequent periods.

See Comment #3 above for the modification of our critical accounting policy that will be included, in our Annual Report of Form 10-K for the year ended June 30, 2005, and in future filings.

 Note 7 – Income Taxes, page 34

16.           We note your assessment that it is more likely than not that you will realize your deferred tax assets.  Given the continued decline in the market conditions within your industry, it appears to us that your assessment of the whether it is more likely than not that you will realize your deferred tax assets requires significant management judgments and estimates and therefore should be addressed within your critical accounting policies.  In this regard, tell us supplementally and revise your disclosures to identify the significant assumptions on which you relied.

Response to Comment 16.

The Company’s deferred tax liabilities are greater than the deferred tax assets and are expected to turn in periods that will allow for the realization of the deferred tax assets.  Therefore we believe the deferred tax assets are realizable.  However, we will modify our critical accounting policy for future filings.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

Income Taxes

We account for income taxes under the asset and liability method of SFAS No. 109, “Accounting for Income Taxes,” under which we recognize deferred income taxes, net of valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and net operating loss and tax credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We evaluate the realizability of our deferred tax assets on a regular basis.  In making this assessment, management considers whether it is more likely than not that some portion or all of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible as well as the timing of reversals for temporary differences. Management considers all available evidence, both positive and negative in making this assessment. Due to estimated future reversals of existing taxable temporary differences, management believes it is more likely than not that we will realize the benefits of these deductible differences.  In the future, if we determine that we no longer expect to realize a portion of our deferred tax assets, we would recognize a deferred tax asset valuation allowance, which would increase income tax expense in the period such determination is made.

Note 12 – Costs and Estimated Earnings on Uncompleted Contracts, page 41

17.                                 We have the following comments on your costs and estimated earnings on uncompleted contracts.

•                                          Supplementally explain and expand your critical accounting policies or Management’s Discussion and Analysis to address why your estimated earnings to date has increased significantly from June 30, 2003 to June 30, 2004 on both an absolute dollar basis and as a percentage of costs incurred on contracts.

•                                          Supplementally explain and expand your critical accounting policies or Management’s Discussion and Analysis to address why your costs and estimated earnings in excess of billings on uncompleted contracts as well as your billings in excess of costs and estimated earnings on uncompleted contracts have increased even in light of decreasing revenues.

Response to Comment 17.

During fiscal 2004, the Company performed work on a particularly large ($7.3 million) and profitable ($3.6 million) contract.  This had the effect of increasing the costs incurred, the total estimated earnings, and the estimated earnings as a percentage of estimated costs.  The Company notes this in our Form 10-K/A, Management’s Discussion and Analysis in our discussion of Revenues and Gross Profit.  We additionally note that on this project we acted as a subcontractor and were subject to milestone billings.  The result of these milestones was an increase to Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts of approximately $960,000.  In the future, the Company will additionally address this and other factors impacting our Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts and Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts in our discussion of cash provided by operating activities.

As required by SOP 81-1, the Company recognizes revenue from contract claims when we have a signed settlement agreement and payment is assured. Revenue from contract change orders, which occur on most large projects, is recognized at an amount which approximates costs when it is probable that the costs will be recovered through a change in the contract price. We have no earnings on claims, disputes or unapproved change orders included in our revenues. We will expand our critical accounting policy to reflect this.

In our future filings we will include disclosure in Management’s Discussion and Analysis, Critical Accounting Policy in substantially the form below:

Revenue Recognition on Long-Term Construction Contracts

The majority of our long-term fixed price contracts with our customers are either “fixed unit price” or “fixed price”.  Under fixed unit price contracts, the Company is committed to provide materials or services required by a project at fixed unit prices.  The fixed unit price contract shifts the risk of estimating the quantity of units required for a particular project to the customer, any increase in our unit cost over the expected unit cost in the bid, whether due to inflation, inefficiency, faulty estimates or other factors, is borne by the Company unless otherwise provided in the contract. Fixed price contracts are priced on a lump-sum basis under which we bear the risk that we may not be able to perform all the work profitably for the specified contract amount.  All state and federal government contracts and many of our other contracts provide for termination of the contract for the convenience of the party contracting with us, with provisions to pay us for work performed through the date of termination.

We use the percentage-of-completion accounting method for construction contracts in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1).  Revenue and earnings on construction contracts are recognized on the percentage-of-completion method in the ratio of costs incurred to estimated final costs.  Revenue from contract claims is recognized when we have a signed settlement agreement and payment is assured. Revenue from contract change orders, which occur on most large projects, is recognized at an amount which approximates costs when it is probable that the costs will be recovered through a change in the contract price.  Revenue is not recognized on unapproved contract change orders until which time we believe that recovery is probable.  Provisions are recognized in the statement of operations for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue.

Contract cost consists of direct costs on contracts, including labor and materials, amounts payable to subcontractors, direct overhead costs and equipment expense. Contract costs are recorded as incurred and revisions in contract revenue and cost estimates are reflected in the accounting period when known.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of our estimates of the cost to complete each project which are completed by our project managers. However, projects can be complex and in most cases the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have many projects of varying levels of complexity and size in process at any given time (during 2004 we worked on over 1,000 projects) these changes in estimates typically offset each other without materially impacting our overall profitability. However, large changes in cost estimates in the larger projects can have a more significant effect on profitability.

On certain projects and consistent within the construction industry, the Company is subject to milestone and/or contractual billing arrangements.  These billing arrangements can result in an increase to Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts.  Due to the volume of projects that the Company usually has at any one time, material fluctuations resulting from billing arrangements are not typical.  As of June 30, 2004, the Company had a large project with a contractual billing arrangement.  This project represented approximately $960,000 of our balance in Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts at June 30, 2004.

Note 15 – Guarantors and Financial Information, page 43

18.                                 Disclose in the introduction paragraph to Note 15 whether the Senior Notes are guaranteed by your 100% owned subsidiaries on a full and unconditional basis and the guarantees are joint and several.  See Regulation S-X, Article 3-10(f).

Response to Comment 18.

In our Quarterly Report of Form 10-Q for the period ended March 31, 2005 we included, and in future filings we will include disclosure in substantially the form below:

Condensed Consolidating Financial Information

The following consolidating financial information is presented for purposes of complying with the reporting requirements of the Guarantor Subsidiaries. The Guarantor Subsidiaries, (Penhall Company and subsidiaries), guarantee jointly, severally, unconditionally and irrevocably certain obligations of the Company, including the Senior Notes.  Separate financial statements and other disclosures with respect to each of the individual Guarantor Subsidiaries are not presented because the Company believes that such financial statements and other information would not, in the opinion of management, provide additional information that is material to investors.

Item 9A.  Controls and Procedures, page 55

19.                                 In light of the fact that you were required to restate your consolidated balance sheets and statements of stockholders equity contained in your Form 10-K/A, tell us how you were able to provide true and accurate Item 9 disclosures regarding Controls and Procedures.  The nature of the restatements disclosed in your Form 10-K/A appear to indicate you may lack the necessary disclosure controls and procedures, as well as internal controls necessary to provide true and accurate Item 9 disclosures.  Please advise.

Response to Comment 19.

The restatement reflected in the 10-K/A was a result of the Company’s review of an accounting determination that had been made in 1998, approximately six years prior to June 30, 2004.  In connection with the Company’s adoption of SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” on July 1, 2004 and the completion of related internal accounting reviews at the Company [in the fall of 2004], the Company and its auditors determined that an error had been made in connection with the 1998 determination and that certain of the Company’s financial statements should be restated to adjust the accounting with respect to preferred stock and common stock that was subject to redemption by the Company under certain circumstances.

The Company notes that in “Staff Statement on Management’s Report on Internal Control Over Financial Reporting” released on May 16, 2005, the staff states that “neither Section 404 nor the Commission’s implementing rules require that a material weakness in internal control over financial reporting must be found to exist in every case of restatement resulting from an error.”  The Company believes that this statement is applicable to disclosure controls and procedures as well.  The Company’s restatement, which corrected an accounting determination that was made as a result of human error, does not indicate that its disclosure controls and procedures were ineffective as of the end of the period covered by the 10-K/A.

The restatement corrected an erroneous accounting determination dating back to 1998. While regrettable, it does not indicate that the Company’s disclosure controls and procedures were ineffective as of June 30, 2004.  There was no failure to communicate material information to the Company’s management, which would be indicative of a problem with disclosure controls and procedures.  Rather, the information concerning the redemption features of the Company’s preferred stock and common stock had been properly reported to and was known by the Company’s financial management and its auditors, but the information was misinterpreted by those who received such information.  Human error, and not inadequate or ineffective disclosure controls and procedures, was responsible for the accounting determination that was the cause of the restatement.

20.                                 Notwithstanding the above comment, you must revise your disclosures to state in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) “for the enhancement of’ your control processes an procedures, including a time frame for these corrective measures.  In addition, we assume your reference to “control processes and procedures refers to “disclosure controls and procedures”.  Please revise to clarify.

Response to Comment 20.

We reviewed the material financial agreements and confirmed the treatment of our revised financial presentation of the redeemable common and preferred stock.   This step was taken prior to the filing of the Form 10-K/A.  With regard to the “enhancement of” our control processes described in the 10-K/A, management is committed to reviewing our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and implementing any enhancements that management determines are necessary, however, we intend to limit our disclosure to the specific steps we have taken to enhance our disclosure controls and procedures.

In our future filings, the Company will include disclosure substantially in the form below:

  As previously disclosed, the Company reclassified portions of its common stock and Series B Preferred Stock on its consolidated balance sheets and statements of stockholders’ deficit.  In response to these reclassifications, and to confirm the analysis and support for our financial statement presentation of our redeemable securities, senior management recommended a formal review of all material financial agreements including the Stockholders Agreement, the Indenture and the New Credit.  This review was completed during the period ended December 31, 2004.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

General

21.                                 Please address the comments above in your interim filings as well.

Response to Comment 21.

The Company acknowledges the staff’s comment.

Item 4.  Controls and Procedures

22.           We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures “. . .were effective as of the end of the period covered by this report in that they were reasonably designed to ensure that information required to be disclosed by our company in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified n the rules and forms of the SEC.”  This is an incomplete definition of disclosure controls and procedures per Rules 13a 15(e) and 15d-15(e) of the Exchange Act.  In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response to Comment 22.

In our future filings we will include disclosure in substantially the form below:

We, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Form 10-Q. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures provide reasonable assurance that information relating to our Company required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the relevant SEC rules and forms.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of control can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

We believe that we address directly the effectiveness of the disclosure controls and procedures, and it does not appear to us that Rule 13a-15 provides limitations as to how management’s evaluation of effectiveness could be limited.

We acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional comments or questions, please direct such questions to me at (714) 578-3211.

Very truly yours,

/s/ Jeffrey E. Platt
Jeffrey E. Platt
Vice President, Finance

cc:                                 Bruce B. Wood, Esq.
Jeanne Baker
Marie Trimeloni